Exhibit 5

October 2, 2013

Mr. Gordon Zacks

Chairman of the Board

R.G. Barry Corporation

13405 Yarmouth Road N.W.

Pickerington, Ohio 43147

Re: Your letter dated September 30, 2013

Dear Mr. Zacks:

Thank you for your response to our letter. We are pleased that you are willing to commit time and resources to our proposal and fully appreciate your need for more clarity on our financial capabilities prior to doing so.

Mill Road Capital Management LLC has over $600 million under management, over $350 million of which is callable on ten days notice to fund the proposed acquisition of RG Barry. Our investors include some of the largest state and corporate pension funds in North America and also include many highly respected foundations and endowments in both North America and Europe.

Our capital is legally committed to us by these investors. In the seven years since our founding neither our investors nor we have ever, including throughout the 2008/2009 financial crisis, failed to fully fund an investment. Since 2009, four publicly traded companies have approved buyouts by Mill Road and each transaction has been fully funded and executed on time and according to schedule. In the proposed transaction, Mill Road would commit to fund 100% of the equity portion of the acquisition of RG Barry. Given our proven track record of funding going-private transactions, we are confident that we can demonstrate to you that we have the equity capital required to fund the proposed transaction and that such capital can be provided in a timely and certain manner.

An appropriate capital structure for the company as a private entity would include a debt component, and we have had discussions with potential lenders regarding our offer. These lenders have committed funding alongside us in previous transactions that we have completed, and we are highly confident they would commit to fund an acquisition of RG Barry, pursuant to an acquisition agreement. We would be happy to arrange for you to communicate with them if any further assurance is helpful.

We have clearly demonstrated our ability to close transactions and we have ample capital to consummate an acquisition of RG Barry. We would be delighted to continue our discussions in order to provide any additional information that could be helpful in your deliberations, and we look forward to working directly with you on the contemplated transaction.

Best regards,

/s/ Scott Scharfman

Scott Scharfman

Management Committee Director

Mill Road Capital Management LLC

382 Greenwich Avenue, Suite One — Greenwich, CT 06830 — (203) 987-3500